FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
General Manager of Corporate Financial & Accounting Division

Date : July 30, 2008

Information furnished on this form :

EXHIBITS

Exhibit Number
1.	Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Three Months Ended June 30, 2008

Consolidated Results of Kyocera Corporation and its Subsidiaries

for the Three Months ended June 30, 2008

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

1. Consolidated financial information for the three months ended June 30, 2008 :

(1) Consolidated results of operations :

	(Japanese yen)
	Three months ended June 30,
	2007	2008
Net sales	¥315,450 million	¥331,758 million
% change from the previous period	8.3%	5.2%
Profit from operations	31,616 million	27,962 million
% change from the previous period	5.7%	(11.6)%
Income before income taxes	40,484 million	36,905 million
% change from the previous period	12.3%	(8.8)%
Net income	24,984 million	21,962 million
% change from the previous period	24.5%	(12.1)%
Earnings per share :
Basic	¥132.30	¥115.89
Diluted	131.93	115.82

(2) Consolidated financial position :

	(Japanese yen)
	March 31, 2008	June 30, 2008
Total assets	¥1,976,746 million	¥2,078,635 million
Stockholders’ equity	1,451,165 million	1,498,242 million
Stockholders’ equity to total assets	73.4%	72.1%
Stockholders’ equity per share	¥7,659.72	¥7,903.51

2. Dividends :

	(Japanese yen)
	Year ended March 31, 2008	Year ending March 31, 2009
Interim dividends per share	¥60	—
Year-end dividends per share	60	—
Annual dividends per share	120	¥120

Note :

Dividends per share for the year ending March 31, 2009 are forecasted to be 120 yen on annual basis.

3. Consolidated financial forecast for the year ending March 31, 2009 :

(Japanese yen)
Year ending March 31, 2009
Net sales	¥1,476,000 million
% change from the year ended March 31, 2008	14.4%
Profit from operations	145,000 million
% change from the year ended March 31, 2008	(4.9)%
Income before income taxes	165,000 million
% change from the year ended March 31, 2008	(5.6)%
Net income	102,000 million
% change from the year ended March 31, 2008	(4.9)%

Note :

Forecast of earnings per share :	¥537.91

Earnings per share amount is computed based on Statement of Financial Accounting Standards (SFAS) No.128.

Forecast of earnings per share is computed based on the diluted average number of shares outstanding during the three months ended June 30, 2008.

4. Others :

(1) Increase or decrease in significant subsidiaries during this period :

None.

(2) Adoption of simplified accounting method :

Not applicable.

(3) Change in accounting policies :

There were changes in accounting policies due to new accounting standards.

Please refer to the accompanying “4. Others, Change in accounting policies : Recently adopted Accounting Standards” on page 13.

(4) Number of shares (common stock) :

	March 31, 2008	June 30, 2008
Number of shares issued	191,309,290	191,309,290
Number of shares in treasury	1,855,119	1,742,620

	Three months ended June 30,
	2007	2008
Number of shares outstanding (average)	188,846,096	189,501,926

With regard to forecasts set forth above, please refer to the accompanying “Forward-Looking Statements” on page 12.

Business Results, Financial Conditions and Prospects

1. Business Results for the Three Months Ended June 30, 2008

(1) Economic Situation and Business Environment

During the three months ended June 30, 2008 (the first quarter), continuing concern over financial instability coupled with rising prices for crude oil and raw materials led to heightened likeliness of a slowdown in world economy. Corporate earnings and private capital investment posted sluggish growth, and personal consumption weakened due to deteriorating employment conditions in Europe and the United States, and to increasing global inflation fears.

In the digital consumer equipment market, which is the principal market for Kyocera Corporation and its consolidated subsidiaries (“Kyocera Group” or “Kyocera”), although production of personal computers was steady compared with the three months ended June 30, 2007 (the previous first quarter), demand for mobile phone handsets with advanced functions slackened in the European and U.S. markets, and there were production adjustments in the Chinese market, which led to weakened surrounding environment for the components business. The solar energy market continued to expand on the back of burgeoning demand amid increasing awareness of solar power as a viable alternative energy.

(2) Consolidated Financial Results

Consolidated net sales for the first quarter amounted to ¥331,758 million, an increase of 5.2% compared with the previous first quarter due to the addition of sales from the mobile phone business of SANYO Electric Co., Ltd. (SANYO), acquired on April 1, 2008 and an increase in sales of solar energy business, etc.

Profit from operations for the first quarter decreased by 11.6% to ¥27,962 million compared with the previous first quarter due to appreciation of yen against U.S. dollars and to an increase in depreciation expense, etc. Income before income taxes for the first quarter decreased by 8.8% to ¥36,905 million compared with the previous first quarter. Net income for the first quarter also decreased by 12.1% to ¥21,962 million compared with the previous first quarter.

	(Yen in millions, except per share amounts and exchange rate)
	Three months ended June 30,				Increase (Decrease) (%)
	2007		2008
	Amount	% of net sales	Amount	% of net sales
Net sales	315,450	100.0	331,758	100.0	5.2
Profit from operations	31,616	10.0	27,962	8.4	(11.6)
Income before income taxes	40,484	12.8	36,905	11.1	(8.8)
Net income	24,984	7.9	21,962	6.6	(12.1)
Diluted earnings per share	131.93	—	115.82	—	(12.2)
Average US$ exchange rate	121	—	105	—	—
Average Euro exchange rate	163	—	163	—	—

(3) Consolidated Financial Results by Reporting Segment

Consolidated results by reporting segment are as follows.

Components Business:

Sales in the components business increased by 3.8% compared with the previous first quarter to ¥168,820 million, while operating profit decreased by 3.9% to ¥22,534 million with an operating profit ratio of 13.3%.

1) Fine Ceramic Parts Group

This reporting segment includes fine ceramic components and automotive components.

As a result of a decrease in sales of components for semiconductor fabrication equipment and automotive components, overall sales and operating profit in this reporting segment decreased compared with the previous first quarter.

2) Semiconductor Parts Group

This reporting segment includes ceramic packages and organic packages.

Sales of ceramic packages for crystal and SAW devices and ceramic packages for image sensors increased, reflecting growing use in mobile phone handsets and digital still cameras. Furthermore, improved profitability was achieved for organic packages business through the effect of increased sales and productivity. As a result, overall sales and operating profit increased significantly compared with the previous first quarter.

3) Applied Ceramic Products Group

This reporting segment includes solar cells and modules, solar power generating systems, cutting tools, medical and dental implants, and jewelry and applied ceramic related products.

Both sales and operating profit increased considerably for the first quarter in this reporting segment compared with the previous first quarter due mainly to substantial growth in sales in the solar energy business overseas, notably in Europe and the United States.

4) Electronic Device Group

This reporting segment includes electronic components such as various types of capacitors, crystal related products and connectors, and thin-film products such as thermal printheads.

Sales of crystal units and so forth for digital consumer equipment grew steadily for the first quarter. However, a decline in unit selling prices for ceramic capacitors due to deterioration in the supply and demand relationship, particularly in the Asia region, led to decreases in overall sales and operating profit in this reporting segment compared with the previous first quarter.

Equipment Business:

Sales in the equipment business increased by 7.8% to ¥137,109 million, while operating profit decreased by 11.1% compared with the previous first quarter to ¥8,038 million with an operating profit ratio of 5.9%.

1) Telecommunications Equipment Group

This reporting segment includes mobile phone handsets as well as PHS base stations and handsets.

Sales in this reporting segment increased significantly during the first quarter compared with the previous first quarter due to the addition of the mobile phone business of SANYO in April and an increase in sales of PHS related products. Operating profit increased compared with the previous first quarter due to a successful reduction in production costs in the domestic mobile phone handset business and the positive effect of sales growth in PHS related products.

2) Information Equipment Group

This reporting segment includes ECOSYS brand printers and digital MFPs.

Sales and operating profit for the first quarter both decreased in this reporting segment compared with the previous first quarter due to weakened demand for printers and digital multifunctional peripherals on the back of a decline in investment in information equipment in the corporate sector reflecting sluggish market conditions in the United States, coupled with a severe business environment, characterized in particular by intensifying price competition.

Others:

This reporting segment includes various information and communications technology services and chemical materials for electronic components.

Sales in this reporting segment for the first quarter increased by 1.7% compared with the previous first quarter to ¥32,178 million due primarily to increases in sales in the Information & Communication Technology (ICT) business and the telecommunications engineering business of Kyocera Communication Systems Co., Ltd. Operating profit decreased by 58.1% to ¥543 million compared with the previous first quarter, with an operating profit ratio of 1.7% due to an increase in overhead costs.

Consolidated Sales by Reporting Segment

	(Yen in millions)
	Three months ended June 30,
	2007		2008		Increase (Decrease) %
	Amount	% of net sales	Amount	% of net sales
Fine Ceramic Parts Group	20,545	6.5	18,776	5.7	(8.6)
Semiconductor Parts Group	35,277	11.2	41,167	12.4	16.7
Applied Ceramic Products Group	33,420	10.6	41,163	12.4	23.2
Electronic Device Group	73,453	23.3	67,714	20.4	(7.8)

Total Components Business	162,695	51.6	168,820	50.9	3.8
Telecommunications Equipment Group	59,959	19.0	75,995	22.9	26.7
Information Equipment Group	67,272	21.3	61,114	18.4	(9.2)

Total Equipment Business	127,231	40.3	137,109	41.3	7.8
Others	31,628	10.0	32,178	9.7	1.7
Adjustments and eliminations	(6,104)	(1.9)	(6,349)	(1.9)	—

Net sales	315,450	100.0	331,758	100.0	5.2

Consolidated Operating Profit by Reporting Segment

	(Yen in millions)
	Three months ended June 30,
	2007		2008		Increase (Decrease) %
	Amount	% of segment sales	Amount	% of segment sales
Fine Ceramic Parts Group	3,045	14.8	1,800	9.6	(40.9)
Semiconductor Parts Group	4,023	11.4	6,198	15.1	54.1
Applied Ceramic Products Group	6,136	18.4	9,307	22.6	51.7
Electronic Device Group	10,252	14.0	5,229	7.7	(49.0)

Total Components Business	23,456	14.4	22,534	13.3	(3.9)
Telecommunications Equipment Group	(369)	—	1,151	1.5	—
Information Equipment Group	9,406	14.0	6,887	11.3	(26.8)

Total Equipment Business	9,037	7.1	8,038	5.9	(11.1)
Others	1,297	4.1	543	1.7	(58.1)

Operating profit	33,790	10.7	31,115	9.4	(7.9)
Corporate	4,917	—	4,181	—	(15.0)
Equity in earnings of affiliates and unconsolidated subsidiaries	1,772	—	1,485	—	(16.2)
Adjustments and eliminations	5	—	124	—	—

Income before income taxes	40,484	12.8	36,905	11.1	(8.8)

(4) Consolidated Sales by Geographic Area

	(Yen in millions)
	Three months ended June 30,
	2007		2008		Increase (Decrease) (%)
	Amount	% of net sales	Amount	% of net sales
Japan	121,804	38.6	139,835	42.1	14.8
United States of America	62,692	19.9	60,949	18.4	(2.8)
Europe	55,383	17.6	56,946	17.2	2.8
Asia	57,480	18.2	53,177	16.0	(7.5)
Others	18,091	5.7	20,851	6.3	15.3

Net sales	315,450	100.0	331,758	100.0	5.2

1) Japan

Sales increased compared with the previous first quarter due to an increase in sales in the Telecommunication Equipment Group, notably of mobile phone handsets.

2) United States of America

Sales decreased compared with the previous first quarter due mainly to a decline in sales of printers and digital multifunctional peripherals in the Information Equipment Group.

3) Europe

Sales increased compared with the previous first quarter due to sales growth in solar energy business in the Applied Ceramic Products Group.

4) Asia

Sales decreased compared with the previous first quarter due mainly to a decline in sales in the Electronic Device Group.

5) Others

Sales increased compared with the previous first quarter due to increase in sales of mobile phone handsets in the Telecommunication Equipment Group.

2. Consolidated Financial Position

Cash Flow

Cash and cash equivalents at June 30, 2008 decreased by ¥135,905 million to ¥311,681 million compared with those at March 31, 2008.

	(Yen in millions)
	Three months ended June 30,
	2007	2008
Cash flows from operating activities	35,010	40,638
Cash flows from investing activities	(35,060)	(173,240)
Cash flows from financing activities	(3,549)	(12,151)
Effect of exchange rate changes on cash and cash equivalents	7,953	8,848
Net increase (decrease) in cash and cash equivalents	4,354	(135,905)
Cash and cash equivalents at beginning of period	282,208	447,586
Cash and cash equivalents at end of period	286,562	311,681

(1) Cash flow from operating activities

Net cash provided by operating activities in the first quarter increased by ¥5,628 million to ¥40,638 million from ¥35,010 million in the previous first quarter. Despite net income decreased, cash inflows with receivables increased.

(2) Cash flow from investing activities

Net cash used in investing activities in the first quarter increased by ¥138,180 million to ¥173,240 million from ¥35,060 million in the previous first quarter. This was due mainly to a large increase in acquisition of certificate deposits and time deposits, and payments for acquisitions of businesses.

(3) Cash flow from financing activities

Net cash used in financing activities in the first quarter increased by ¥8,602 million to ¥12,151 million from ¥3,549 million in the previous first quarter. This was due mainly to an increase in payments of short-term debt and a decrease in reissuance of treasury stock.

3. Consolidated Financial Forecast for the Year Ending March 31, 2009 (fiscal 2009)

Although we have revised our forecast for the average exchange rate of the Japanese yen against the Euro, there are no changes to full-year consolidated financial forecasts for the fiscal 2009 since the effect of this revision is insignificant.

Consolidated Forecasts for Fiscal 2009

	(Yen in millions, except per share amounts and exchange rates)
	Fiscal 2008 Results	Fiscal 2009 Forecasts Announced on		Increase (Decrease) (%)
		April 25, 2008	July 30, 2008
Net sales	1,290,436	1,476,000	1,476,000	14.4
Profit from operations	152,420	145,000	145,000	(4.9)
Income before income taxes	174,842	165,000	165,000	(5.6)
Net income	107,244	102,000	102,000	(4.9)
Diluted earnings per share	565.80	538.13	537.91	(4.9)
Average US$ exchange rate	114	100	100	—
Average Euro exchange rate	162	152	155	—

Note : The forecast of earnings per share announced on July 30, 2008 is computed based on the diluted average number of shares outstanding during the first quarter.

The global economic situation in Japan and overseas is expected to remain severe during the second quarter of fiscal 2009 and thereafter due to continuing concern over financial instability in the United States and to heightened inflation worries triggered primarily by the rising costs of crude oil and raw materials. Despite these, production activities for digital consumer equipment are expected to expand steadily, and as a result, Kyocera forecasts moderate recovery in demand for components used in these products in the second half of fiscal 2009.

Based on this market environment outlook, we will strive to attain full-year forecasts by strengthening the foundations of each business, cultivating new markets and customers, and improving productivity, aiming for continuous expansion of sales and improvement of profitability of Kyocera Group as a whole.

Note : Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following lists.

(1)	General economic conditions in our markets, which are primarily Japan, North America, Europe and Asia, particularly China

(2)	Unexpected changes in economic, political and legal conditions in China

(3)	Our ability to develop, launch and produce innovative products, including meeting quality and delivery standards, and our ability to otherwise meet the advancing technological requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components

(4)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes which may adversely affect our production yields and operating results

(5)	Factors that may affect our exports, including a strong yen, political and economic instability, difficulties in collection of accounts receivable, decrease in cost competitiveness of our products, increases in shipping and handling costs, difficulty in staffing and managing international operations and inadequate protection of our intellectual property

(6)	Changes in exchange rates, particularly between the yen and the U.S. dollar and euro, respectively, in which we make significant sales

(7)	Inability to secure skilled employees, particularly engineering and technical personnel

(8)	Insufficient protection of our trade secrets and patents

(9)	Our continuing to hold licenses to manufacture and sell certain of our products

(10)	Future initiatives and in-process research and development may not produce the desired results

(11)	The possibility that companies or assets acquired by us may require more cost than expected for integration, and may not produce returns or benefits, or bring in business opportunities, which we expect

(12)	Events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of diseases

(13)	The occurrence of natural disasters, such as earthquakes, in locations where our manufacturing and other key business facilities are located

(14)	The possibility of the future tightening of environmental laws and regulations in Japan and other countries which may increase our environmental liability and compliance obligations

(15)	Fluctuations in the value of, and impairment losses on, securities and other assets held by us, and changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

4. Others

Change in accounting policies :

Recently adopted Accounting Standards

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, “Fair Value Measurements.” The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value and enhance disclosures about fair value measurements. The measurement and disclosure requirements related to financial assets and financial liabilities are effective April 1, 2008. The adoption of SFAS No. 157 for financial assets and financial liabilities has no material impact on Kyocera’s consolidated results of operations and financial position.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No.87, 88, 106, and 132 (R).” SFAS No. 158 requires an employer to measure the funded status of a benefit plan as of the date of its fiscal year-end statement of financial position for the years ending after December 15, 2008. Kyocera adopts this measurement date provision in the year ending March 31, 2009 and starts to measure the funded status of its benefit plans at the date of its fiscal year-end statement of financial position. As a result of applying the transition method of this provision, retained earnings and other comprehensive income at the beginning of the first quarter decreased by ¥522 million and ¥418 million, respectively.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.” SFAS No.159 provides companies with an option to report selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS No.159 is effective beginning after April 1, 2008. The adoption of SFAS No. 159 has no significant impact on Kyocera’s consolidated results of operations or financial position.

CONSOLIDATED BALANCE SHEETS

	(Yen in millions)
	(Unaudited)
	June 30, 2008		March 31, 2008		Increase (Decrease)
	Amount	%	Amount	%
Current assets :
Cash and cash equivalents	¥311,681		¥447,586		¥(135,905)
Short-term investments	245,219		147,503		97,716
Trade notes receivables	22,441		20,375		2,066
Trade accounts receivables	222,711		205,522		17,189
Less allowances for doubtful accounts and sales returns	(4,609)		(4,352)		(257)
Inventories	230,424		205,212		25,212
Deferred income taxes	44,196		41,244		2,952
Other current assets	62,540		55,135		7,405

Total current assets	1,134,603	54.6	1,118,225	56.6	16,378

Non-current assets :
Investments and advances :
Investments in and advances to affiliates and unconsolidated subsidiaries	18,406		16,753		1,653
Securities and other investments	470,556		437,369		33,187

Total investments and advances	488,962	23.5	454,122	23.0	34,840
Property, plant and equipment :
Land	59,580		57,155		2,425
Buildings	294,300		274,206		20,094
Machinery and equipment	752,824		718,812		34,012
Construction in progress	7,664		17,920		(10,256)
Less accumulated depreciation	(809,868)		(782,194)		(27,674)

Total property, plant and equipment	304,500	14.6	285,899	14.4	18,601
Goodwill	56,576	2.7	39,794	2.0	16,782
Intangible assets	47,090	2.3	29,829	1.5	17,261
Other assets	46,904	2.3	48,877	2.5	(1,973)

Total non-current assets	944,032	45.4	858,521	43.4	85,511

Total assets	¥2,078,635	100.0	¥1,976,746	100.0	¥101,889

	(Yen in millions)
	(Unaudited)
	June 30, 2008		March 31, 2008		Increase (Decrease)
	Amount	%	Amount	%
Current liabilities :
Short-term borrowings	¥8,436		¥7,279		¥1,157
Current portion of long-term debt	3,397		3,432		(35)
Trade notes and accounts payable	120,097		95,390		24,707
Other notes and accounts payable	68,878		66,757		2,121
Accrued payroll and bonus	51,868		43,207		8,661
Accrued income taxes	17,391		27,118		(9,727)
Other accrued liabilities	33,008		32,815		193
Other current liabilities	42,270		25,684		16,586

Total current liabilities	345,345	16.6	301,682	15.3	43,663

Non-current liabilities :
Long-term debt	6,810		8,298		(1,488)
Accrued pension and severance liabilities	15,049		15,041		8
Deferred income taxes	127,015		118,016		8,999
Other non-current liabilities	17,287		17,542		(255)

Total non-current liabilities	166,161	8.0	158,897	8.0	7,264

Total liabilities	511,506	24.6	460,579	23.3	50,927

Minority interests in subsidiaries	68,887	3.3	65,002	3.3	3,885
Stockholders’ equity :
Common stock	115,703		115,703		—
Additional paid-in capital	162,949		162,864		85
Retained earnings	1,153,894		1,143,821		10,073
Accumulated other comprehensive income	80,062		44,066		35,996
Treasury stock, at cost	(14,366)		(15,289)		923

Total stockholders’ equity	1,498,242	72.1	1,451,165	73.4	47,077

Total liabilities, minority interests and stockholders’ equity	¥2,078,635	100.0	¥1,976,746	100.0	¥101,889

Note : Accumulated other comprehensive income is as follows :
	(Yen in millions)
	June 30, 2008		March 31, 2008
Net unrealized gains on securities	¥81,454		¥64,799
Net unrealized (losses) gains on derivative financial instruments	¥(66)		¥196
Pension adjustments	¥11,939		¥12,865
Foreign currency translation adjustments	¥(13,265)		¥(33,794)

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	(Yen in millions and shares in thousands, except per share amounts)
	Three months ended June 30,				Increase (Decrease)
	2007		2008
	Amount	%	Amount	%	Amount	%
Net sales	¥315,450	100.0	¥331,758	100.0	¥16,308	5.2
Cost of sales	219,826	69.7	238,948	72.0	19,122	8.7

Gross profit	95,624	30.3	92,810	28.0	(2,814)	(2.9)
Selling, general and administrative expenses	64,008	20.3	64,848	19.6	840	1.3

Profit from operations	31,616	10.0	27,962	8.4	(3,654)	(11.6)
Other income (expenses) :
Interest and dividend income	6,309	2.0	5,910	1.8	(399)	(6.3)
Interest expense	(410)	(0.1)	(207)	(0.1)	203	—
Foreign currency transaction gains, net	1,009	0.3	1,322	0.4	313	31.0
Equity in earnings of affiliates and unconsolidated subsidiaries	1,772	0.6	1,485	0.5	(287)	(16.2)
Other, net	188	0.0	433	0.1	245	130.3

Total other income	8,868	2.8	8,943	2.7	75	0.8

Income before income taxes and minority interests	40,484	12.8	36,905	11.1	(3,579)	(8.8)
Income taxes	13,972	4.4	13,746	4.1	(226)	(1.6)

Income before minority interests	26,512	8.4	23,159	7.0	(3,353)	(12.6)
Minority interests	(1,528)	(0.5)	(1,197)	(0.4)	331	—

Net income	¥24,984	7.9	¥21,962	6.6	¥(3,022)	(12.1)

Earnings per share :
Net income :
Basic	¥132.30		¥115.89
Diluted	¥131.93		¥115.82
Weighted average number of shares of common stock outstanding :
Basic	188,846		189,502
Diluted	189,378		189,623

Notes :

1.	Kyocera applies SFAS No.130, “Financial Reporting of Comprehensive Income.” Based on this standard, comprehensive income for the three months ended June 30, 2007 and 2008 were an increase of ¥33,141 million and an increase of ¥58,376 million, respectively.
2.	Earnings per share amounts were computed based on SFAS No.128, “Earnings per Share.” Under SFAS No.128, basic earnings per share was computed based on the weighted average number of shares of common stock outstanding during each period and diluted earnings per share assumed the dilution that could occur if securities or other contracts to issue common stock were converted into common stock, exercised or resulted in the issuance of common stock.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	( Yen in millions and shares in thousands)
(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock	Comprehensive income
Balance, March 31, 2007 (188,649)	¥115,703	¥162,363	¥1,055,293	¥203,056	¥(21,855)
Cumulative effect of applying FIN 48 to opening balance			3,968
Net income for the year			107,244			¥107,244
Other comprehensive income				(158,990)		(158,990)

Total comprehensive income for the year						¥(51,746)

Cash dividends			(22,684)
Purchase of treasury stock (18)					(211)
Reissuance of treasury stock (823)		254			6,777
Stock option plan of subsidiaries		247

Balance, March 31, 2008 (189,454)	115,703	162,864	1,143,821	44,066	(15,289)
(Unaudited)
Adjustment for applying SAFS No. 158 to opening balance (Note)			(522)	(418)
Net income for the period			21,962			¥21,962
Other comprehensive income				36,414		36,414

Total comprehensive income for the period						¥58,376

Cash dividends			(11,367)
Purchase of treasury stock (4)					(37)
Reissuance of treasury stock (117)		44			960
Stock option plan of subsidiaries		41

Balance, June 30, 2008 (189,567)	¥115,703	¥162,949	¥1,153,894	¥80,062	¥(14,366)

Note :

SFAS No. 158 - “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132 (R).”

Please refer to page 13 “4. Others, Change in accounting policies : Recently adopted Accounting Standards.”

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	(Yen in millions)
	Three months ended June 30,
	2007	2008
Cash flows from operating activities :
Net income	¥24,984	¥21,962
Adjustments to reconcile net income to net cash provided by operating activities :
Depreciation and amortization	19,242	22,968
Write-down of inventories	2,205	1,932
Minority interests	1,528	1,197
Equity in earnings of affiliates and unconsolidated subsidiaries	(1,772)	(1,485)
Decrease in receivables	17,132	34,137
(Increase) decrease in inventories	1,953	(7,239)
Decrease in notes and accounts payable	(16,223)	(32,079)
Decrease in accrued income taxes	(20,013)	(11,067)
Increase in other current liabilities	11,605	9,770
Other, net	(5,631)	542

Net cash provided by operating activities	35,010	40,638

Cash flows from investing activities :
Payments for purchases of securities	(11,915)	(14,158)
Sales and maturities of securities	21,316	15,828
Acquisitions of businesses, net of cash acquired	—	(35,149)
Payments for purchases of property, plant and equipment, and intangible assets	(17,839)	(26,951)
Proceeds from sales of property, plant and equipment, and intangible assets	300	629
Acquisition of certificate deposits and time deposits	(49,664)	(146,762)
Withdrawal of certificate deposits and time deposits	22,533	33,853
Other, net	209	(530)

Net cash used in investing activities	(35,060)	(173,240)

Cash flows from financing activities :
Increase in short-term debt	5,847	689
Payments of long-term debt	(914)	(1,731)
Dividends paid	(11,174)	(11,419)
Purchase of treasury stock	(60)	(37)
Reissuance of treasury stock	2,901	1,004
Other, net	(149)	(657)

Net cash used in financing activities	(3,549)	(12,151)

Effect of exchange rate changes on cash and cash equivalents	7,953	8,848

Net increase (decrease) in cash and cash equivalents	4,354	(135,905)
Cash and cash equivalents at beginning of period	282,208	447,586

Cash and cash equivalents at end of period	¥286,562	¥311,681

SEGMENT INFORMATION (Unaudited)

1. Reporting segments :

	(Yen in millions)
	Three months ended June 30,		Increase (Decrease)
	2007	2008
	Amount	Amount	Amount	%
Net sales :
Fine Ceramic Parts Group	¥20,545	¥18,776	¥(1,769)	(8.6)
Semiconductor Parts Group	35,277	41,167	5,890	16.7
Applied Ceramic Products Group	33,420	41,163	7,743	23.2
Electronic Device Group	73,453	67,714	(5,739)	(7.8)
Telecommunications Equipment Group	59,959	75,995	16,036	26.7
Information Equipment Group	67,272	61,114	(6,158)	(9.2)
Others	31,628	32,178	550	1.7
Adjustments and eliminations	(6,104)	(6,349)	(245)	—

	¥315,450	¥331,758	¥16,308	5.2

Operating profit :
Fine Ceramic Parts Group	¥3,045	¥1,800	¥(1,245)	(40.9)
Semiconductor Parts Group	4,023	6,198	2,175	54.1
Applied Ceramic Products Group	6,136	9,307	3,171	51.7
Electronic Device Group	10,252	5,229	(5,023)	(49.0)
Telecommunications Equipment Group	(369)	1,151	1,520	—
Information Equipment Group	9,406	6,887	(2,519)	(26.8)
Others	1,297	543	(754)	(58.1)

	33,790	31,115	(2,675)	(7.9)
Corporate	4,917	4,181	(736)	(15.0)
Equity in earnings of affiliates and unconsolidated subsidiaries	1,772	1,485	(287)	(16.2)
Adjustments and eliminations	5	124	119	—

Income before income taxes and minority interests	¥40,484	¥36,905	¥(3,579)	(8.8)

Depreciation and amortization :
Fine Ceramic Parts Group	¥1,459	¥1,830	¥371	25.4
Semiconductor Parts Group	3,129	3,099	(30)	(1.0)
Applied Ceramic Products Group	2,006	2,279	273	13.6
Electronic Device Group	5,274	5,826	552	10.5
Telecommunications Equipment Group	2,241	4,517	2,276	101.6
Information Equipment Group	2,788	2,978	190	6.8
Others	1,561	1,753	192	12.3
Corporate	784	686	(98)	(12.5)

Total	¥19,242	¥22,968	¥3,726	19.4

Capital expenditures :
Fine Ceramic Parts Group	¥1,174	¥1,271	¥97	8.3
Semiconductor Parts Group	2,027	2,142	115	5.7
Applied Ceramic Products Group	1,717	2,312	595	34.7
Electronic Device Group	5,113	5,927	814	15.9
Telecommunications Equipment Group	542	1,232	690	127.3
Information Equipment Group	1,924	1,764	(160)	(8.3)
Others	792	1,210	418	52.8
Corporate	1,755	2,109	354	20.2

Total	¥15,044	¥17,967	¥2,923	19.4

2. Geographic segments (Sales and Operating profits by geographic area) :

	(Yen in millions)
	Three months ended June 30,		Increase (Decrease)
	2007	2008
	Amount	Amount	Amount	%
Net sales :
Japan	¥128,689	¥146,839	¥18,150	14.1
Intra-group sales and transfer between geographic areas	93,725	107,640	13,915	14.8

	222,414	254,479	32,065	14.4

United States of America	73,213	73,032	(181)	(0.2)
Intra-group sales and transfer between geographic areas	8,739	7,773	(966)	(11.1)

	81,952	80,805	(1,147)	(1.4)

Europe	57,739	59,313	1,574	2.7
Intra-group sales and transfer between geographic areas	10,546	8,290	(2,256)	(21.4)

	68,285	67,603	(682)	(1.0)

Asia	49,761	46,437	(3,324)	(6.7)
Intra-group sales and transfer between geographic areas	42,908	59,786	16,878	39.3

	92,669	106,223	13,554	14.6
Others	6,048	6,137	89	1.5
Intra-group sales and transfer between geographic areas	3,587	3,502	(85)	(2.4)

	9,635	9,639	4	0.0

Adjustments and eliminations	(159,505)	(186,991)	(27,486)	—

	¥315,450	¥331,758	¥16,308	5.2

Operating Profits :
Japan	¥23,897	¥24,081	¥184	0.8
United States of America	2,203	2,307	104	4.7
Europe	2,758	2,202	(556)	(20.2)
Asia	5,592	4,384	(1,208)	(21.6)
Others	774	497	(277)	(35.8)

	35,224	33,471	(1,753)	(5.0)
Adjustments and eliminations	(1,429)	(2,232)	(803)	—

	33,795	31,239	(2,556)	(7.6)
Corporate	4,917	4,181	(736)	(15.0)
Equity in earnings of affiliates and unconsolidated subsidiaries	1,772	1,485	(287)	(16.2)

Income before income taxes and minority interests	¥40,484	¥36,905	¥(3,579)	(8.8)

3. Geographic segments (Sales by region) :

	(Yen in millions)
	Three months ended June 30,				Increase (Decrease)
	2007		2008
	Amount	%	Amount	%	Amount	%
Japan	¥121,804	38.6	¥139,835	42.1	¥18,031	14.8
United States of America	62,692	19.9	60,949	18.4	(1,743)	(2.8)
Europe	55,383	17.6	56,946	17.2	1,563	2.8
Asia	57,480	18.2	53,177	16.0	(4,303)	(7.5)
Others	18,091	5.7	20,851	6.3	2,760	15.3

Net sales	¥315,450	100.0	¥331,758	100.0	¥16,308	5.2

Sales outside Japan	¥193,646		¥191,923		¥(1,723)	(0.9)
Sales outside Japan to net sales	61.4%		57.9%

Note for the assumption of continuing operation :

Not applicable.

Note in case where the amount of shareholders’ equity significantly changed :

Please refer to page 18 “CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY.”

Appendix

1. Consolidated Orders by Reporting Segment

	(Yen in millions)
	Three months ended June 30,				Increase (Decrease) (%)
	2007		2008
	Amount	% of segment orders	Amount	% of segment orders
Fine Ceramic Parts Group	¥21,194	6.8	¥19,124	5.5	(9.8)
Semiconductor Parts Group	36,062	11.6	41,470	11.8	15.0
Applied Ceramic Products Group	34,162	10.9	41,770	11.9	22.3
Electronic Device Group	75,645	24.2	70,743	20.1	(6.5)

Total Components Business	167,063	53.5	173,107	49.3	3.6
Telecommunications Equipment Group	50,872	16.3	89,527	25.5	76.0
Information Equipment Group	67,601	21.7	61,469	17.5	(9.1)

Total Equipment Business	118,473	38.0	150,996	43.0	27.5
Others	32,256	10.3	33,247	9.5	3.1
Adjustments and eliminations	(5,799)	(1.8)	(6,175)	(1.8)	—

Orders	¥311,993	100.0	¥351,175	100.0	12.6

2. Consolidated Production by Reporting Segment

	(Yen in millions)
	Three months ended June 30,				Increase (Decrease) (%)
	2007		2008
	Amount	% of segment production	Amount	% of segment production
Fine Ceramic Parts Group	¥20,634	6.5	¥19,766	5.8	(4.2)
Semiconductor Parts Group	35,642	11.3	42,737	12.6	19.9
Applied Ceramic Products Group	35,208	11.2	44,240	13.0	25.7
Electronic Device Group	75,306	23.9	70,456	20.8	(6.4)

Total Components Business	166,790	52.9	177,199	52.2	6.2
Telecommunications Equipment Group	55,697	17.7	75,008	22.1	34.7
Information Equipment Group	69,103	21.9	63,404	18.7	(8.2)

Total Equipment Business	124,800	39.6	138,412	40.8	10.9
Others	23,569	7.5	23,874	7.0	1.3

Production	¥315,159	100.0	¥339,485	100.0	7.7

3. Capital Expenditures, Depreciation and Research and Development Costs
	(Yen in millions)
	Three months ended June 30,				Increase (Decrease) (%)
	2007		2008
	Amount	% of net sales	Amount	% of net sales
Capital expenditures	¥15,044	4.8	¥17,967	5.4	19.4
Depreciation	16,281	5.2	19,251	5.8	18.2
R&D Costs	15,315	4.9	16,914	5.1	10.4